                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549



                                   FORM 11-K




                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934





                    FOR THE FISCAL YEAR ENDED JUNE 30, 1995

                        COMMISSION FILE NUMBER 1-7608

                    A. TITLE AND ADDRESS OF PLAN:

                          RETIREMENT AND SAVINGS PLAN
                                       OF
                           LOCTITE PUERTO RICO, INC.

                         #9 VICENTE QUILINCHINI AVENUE
                        SABANA GRANDE, PUERTO RICO 00637


                    B. NAME AND ADDRESS OF ISSUER
                       OF SECURITIES HELD BY PLAN:

                              LOCTITE CORPORATION

                             10 COLUMBUS BOULEVARD
                          HARTFORD, CONNECTICUT 06106

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------
(A)  FINANCIAL STATEMENTS:                                   PAGE NO.
                                                             --------

     REPORT OF INDEPENDENT ACCOUNTANTS                          1-2

     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
      BENEFITS-JUNE 30, 1995 AND 1994                            3

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
      FOR PLAN BENEFITS - YEAR ENDED JUNE 30, 1995               4
      AND 1994

     NOTES TO FINANCIAL STATEMENTS                     5 - 6 - 7- 8 - 9 - 10

     STATEMENT OF INVESTMENTS JUNE 30, 1995                     11


     SCHEDULES - SCHEDULES I, II AND III HAVE BEEN
      OMITTED BECAUSE THE REQUIRED INFORMATION
      IS SHOWN IN THE FINANCIAL STATEMENTS OR
      NOTES THERETO.

(B)  EXHIBITS

     CONSENT OF INDEPENDENT ACCOUNTANTS                         E-1

                                   SIGNATURE
                                   ---------


THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE ADMINISTRATIVE COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON BEHALF OF THE REGISTRANT BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

           RETIREMENT AND SAVINGS PLAN OF LOCTITE PUERTO RICO, INC.
           --------------------------------------------------------
                                   (REGISTRANT)          BY


                           /s/ MARCUS J. RODRIGUEZ
                           -------------------------------------
                           MARCUS J. RODRIGUEZ, FINANCE DIRECTOR


DATE:  DECEMBER 6, 1995
       ----------------

                                                        [PRICE WATERHOUSE LOGO]




                        RETIREMENT AND SAVINGS PLAN OF

                          LOCTITE PUERTO RICO, INC.

                           (SAVINGS PLAN FUND ONLY)

                           FINANCIAL STATEMENTS AND

                            ADDITIONAL INFORMATION

                            JUNE 30, 1995 AND 1994

                                                        [PRICE WATERHOUSE LOGO]


                         RETIREMENT AND SAVINGS PLAN OF

                           LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)

                 TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND

                             ADDITIONAL INFORMATION

                                                                          Page
                                                                          ----
Financial Statements:

     Report of Independent Accountants  . . . . . . . . . . . . . . .     1-2

     Statement of Net Assets Available for
      Benefits with Fund Information  . . . . . . . . . . . . . . . .       3

     Statement of Changes in Net Assets Available
      for Benefits with Fund Information  . . . . . . . . . . . . . .       4

     Notes to the Financial Statements  . . . . . . . . . . . . . . .    5-10

Additional Information:*

     Schedule I - Schedule of Assets Held for Investment
      Purposes  . . . . . . . . . . . . . . . . . . . . . . . . . . .      11




* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        [PRICE WATERHOUSE LETTERHEAD]



                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


     October 6, 1995

     To the Participants and Administrator of the Retirement and Savings Plan of Loctite Puerto Rico, Inc.
     (Savings Plan Fund only)


     We have audited the accompanying statements of net assets available for benefits of the Retirement and Savings Plan of Loctite Puerto Rico, Inc. (Savings Plan Fund only)(the Plan) as of June 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

                                                        [PRICE WATERHOUSE LOGO]


     October 6, 1995
     To the Participants and Administrator of the Retirement and Savings Plan of Loctite Puerto Rico, Inc.
     (Savings Plan Fund only)
     Page 2


     The additional schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



     /s/ PRICE WATERHOUSE
     ----------------------------
     CERTIFIED PUBLIC ACCOUNTANTS
     (OF PUERTO RICO)
     License No. 10 Expires Dec. 1, 1995
     Stamp 1326949 of the P.R. Society of
     Certified Public Accountants has been
     affixed to the file copy of this report

                        RETIREMENT AND SAVINGS PLAN OF
                          LOCTITE PUERTO RICO, INC.
                           (SAVINGS PLAN FUND ONLY)
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)


                                                                           June 30, 1995
                                                                           -------------
                                                Company       Fixed        Diversified       Templeton         Fidelity
                                                 Stock        Income          Equity          Foreign          Magellan
                                                 Fund          Fund            Fund            Fund              Fund
                                                -------       ------        ----------       ---------         --------
Assets
------

Investments, at fair value:
  Loctite Corporation Common
   Stock Fund                                    $841,614
  Fixed Income Fund
  Diversified Equity Fund                                                    $358,277
Templeton Foreign Fund                                                                         $  633
  Fidelity Magellan Fund                                                                                         $1,772
  Loans to participants
                                                 --------                    --------          ------            ------

                                                  841,614                     358,277             633             1,772
Guaranteed insurance contract, at
  contract value                                              $778,387
                                                 --------     --------       --------          ------            ------

 Total investments                                841,614      778,387        358,277             633             1,772
                                                 --------     --------       --------          ------            ------

Receivables:
  Accrued interest and dividends receivables        4,637        4,000          1,982

Other:
  Cash                                             13,171        9,101         10,073             376               696
                                                 --------     --------       --------          ------            ------

Net assets available for benefits                $859,422     $791,488       $370,332          $1,009            $2,468
                                                 ========     ========       ========          ======            ======


                                                    June 30, 1995                            June 30, 1994
                                                    -------------                            -------------
                                                                           Company        Fixed         Diversified
                                               Loan                         Stock         Income           Equity
                                               Fund           Total          Fund          Fund             Fund          Total
                                               ----         ---------     ----------      ------        -----------       -----
Assets
------

Investments, at fair value:
  Loctite Corporation Common
   Stock Fund                                               $  841,614     $642,519                                    $   642,519
  Fixed Income Fund                                                                      $  8,292                            8,292
  Diversified Equity Fund                                      358,277                                    $189,546         189,546
Templeton Foreign Fund                                             633
  Fidelity Magellan Fund                                         1,772
  Loans to participants                       $28,069           28,069
                                              -------       ----------     --------      --------         --------     -----------

                                               28,069        1,230,365      642,519         8,292          189,546        840,357

Guaranteed insurance contract, at
  contract value                                               778,387                    645,250                         645,250
                                              -------       ----------     --------      --------         --------     ----------

 Total investments                             28,069        2,088,752      642,519       653,542          189,546      1,485,607
                                              -------       ----------     --------      --------         --------     ----------

Receivables:
  Accured interest and dividends receivables                    10,619        2,988         3,281                           6,269

Other:
  Cash                                                          33,417           11             6                7             24
                                              -------       ----------     --------      --------         --------     ----------

Net assets available for benefits             $28,069       $2,052,788     $645,518      $656,829         $189,553     $1,491,900
                                              =======       ==========     ========      ========         ========     ==========


        The accompanying notes are an integral part of this statement.

                        RETIREMENT AND SAVINGS PLAN OF
                          LOCTITE PUERTO RICO, INC.
                           (SAVINGS PLAN FUND ONLY)
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           (WITH FUND INFORMATION)


                                                                           June 30, 1995
                                                                           -------------
                                                Company       Fixed        Diversified      Templeton         Fidelity
                                                 Stock        Income          Equity         Foreign          Magellan
                                                 Fund          Fund            Fund           Fund              Fund
                                                -------       ------        ----------      ---------         --------
Additions to net assets attributed to:
  Investment income:
    Interest                                     $    160     $ 44,496       $    149                           $    1
    Dividends                                      15,189                      11,665
    Net appreciation (depreciation) in fair
      market value of investments                  48,982                      46,121         $  (19)              107
                                                 --------     --------       --------         ------            ------

      Total investment income                      64,331       44,496         57,935            (19)              108
                                                 --------     --------       --------         ------            ------

Contributions:
  Participants                                     56,955      124,365        136,728          1,028             2,360
  Employer                                        124,987
  Other - interfund transfers                       1,311       (1,311)
                                                 --------     --------       --------         ------            ------

    Total contributions                           183,253      123,054        136,728          1,028             2,360
                                                 --------     --------       --------         ------            ------

    Total additions                               247,584      167,550        194,663          1,009             2,468
                                                 --------     --------       --------         ------            ------

Deductions from net assets attributed to:

  Benefits paid to participants                   (19,408)     (24,719)        (8,259)

  Net transfer among funds:
    Participants' loans                           (14,455)      (8,311)        (5,734)
    Loan repayments                                   183          139            109
                                                 --------     --------       --------

      Total deductions                            (33,680)     (32,891)       (13,884)
                                                 --------     --------       --------         ------            ------

      Net increase                                213,904      134,659        180,779          1,009             2,468

Net assets at beginning of year                   645,518      656,829        189,553
                                                 --------     --------       --------         ------            ------

Net assets at end of year                        $859,422     $791,488       $370,332         $1,009            $2,468
                                                 ========     ========       ========         ======            ======


                                                     June 30, 1995                                June 30, 1994
                                                     -------------                                -------------
                                                                                  Company       Fixed      Diversified
                                                  Loan                             Stock       Income        Equity
                                                  Fund         Total               Fund         Fund          Fund        Total
                                                  ----       ---------          ----------     ------      -----------    -----
Additions to net assets attributed to:
  Investment income:
    Interest                                                $   44,806            $     73     $ 38,097     $     40   $   38,210
    Dividends                                                   26,854              11,120                     3,144       14,264
    Net appreciation (depreciation) in fair
      market value of investments                               95,191              43,656                     5,471       49,127
                                                            ----------            --------     --------     --------   ----------

      Total investment income                                  166,851              54,849       38,097        8,655      101,601
                                                            ----------            --------     --------     --------   ----------

Contributions:
  Participants                                                 321,436              40,824      113,705       88,417      242,946
  Employer                                                     124,987              99,892                                 99,892
  Other - interfund transfers
                                                            ----------            --------     --------     --------   ----------

    Total contributions                                        446,423             140,716      113,705       88,417      342,838
                                                            ----------            --------     --------     --------   ----------

    Total additions                                            613,274             195,565      151,802       97,072      444,439
                                                            ----------            --------     --------     --------   ----------

Deductions from net assets attributed to:

  Benefits paid to participants                                (52,386)            (33,946)     (31,721)      (5,821)     (71,488)


  Net transfer among funds:
    Participants' loans                           $28,500
    Loan repayments                                 ( 431)
                                                  -------   ----------            --------    ---------     --------   ----------

      Total deductions                             28,069      (52,386)            (33,946)     (31,721)      (5,821)     (71,488)
                                                  -------   ----------            --------    ---------     --------   ----------

      Net increase                                 28,069      560,888             161,619      120,081       91,251      372,951

Net assets at beginning of year                              1,491,900             483,899      536,748       98,302    1,118,949
                                                  -------   ----------            --------    ---------     --------   ----------

Net assets at end of year                         $28,069   $2,052,788            $645,518     $656,829     $189,553   $1,491,900
                                                  =======   ==========            ========    =========     ========   ==========



        The accompanying notes are an integral part of this statement.

                         RETIREMENT AND SAVINGS PLAN OF

                           LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)

                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - REPORTING ENTITY:

Retirement and Savings Plan of Loctite Puerto Rico, Inc. (Savings Plan Fund
Only) (the "Plan") was established on July 1, 1989. It is administered by a Savings Plan Committee appointed by the Committee on Human Resources of the Company's Board of Directors of Loctite Puerto Rico, Inc. (the Company). The purpose of the Plan is to encourage and provide a convenient way for the employees of Loctite Puerto Rico, Inc. to save on a regular and long-term basis, to provide additional retirement benefits, and to encourage such employees to make and continue careers with the Company.

NOTE 2 - DESCRIPTION OF THE PLAN:

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have one year of service (with at least 1,000 hours of service) and are age twenty one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 16% of their annual compensation. The Company makes a contribution equivalent to 50% of the first 6% of each participant's contributions. The Company's contribution is invested solely in the Loctite's common stock fund. The participants' and Company's contributions are remitted monthly to the Trustee.

Investments Options

The participants' contributions must be invested, as selected by the participants, in any one or more of the following funds covered by the Plan:

    Company Stock Fund - Funds are invested solely in Loctite Corporation's common stock. Participants' contributions to the Company's stock fund are limited to a maximum of 25% of their contributions.

    Fixed Income Fund - Funds are invested in guaranteed insurance contracts ("GIC") with Metropolitan Life Insurance Company, CNA Insurance Companies and New York Life Insurance Company. These contracts are designed to produce a fixed rate of return.

    Diversified Equity Fund - Participants' contributions to the diversified equity fund are invested in the Fidelity Advisor Equity Portfolio fund.

    Templeton Foreign Fund - Funds are invested in the Templeton Foreign mutual fund, which is composed of stocks and debt obligations of companies and governments outside the United States (U.S.).

    Fidelity Magellan Fund - Funds are invested in the Fidelity Magellan mutual fund, which is composed of equity investments of domestic (U.S.) companies.

During 1995, the Plan introduced two new investment options. These new investment options were Templeton Foreign Fund and Fidelity Magellan Fund.

Participating Employees

There were 268 participating employees in the Plan as of June 30, 1995 and 235 as of June 30, 1994.

Vesting

Participants are fully vested at all times in their contributions and the investment experience associated therewith. Participants become fully vested in the Company's contributions and the investment experience associated therewith when they complete five years of service with the Company. In the event of the participant's death, disability, or retirement, all amounts in the participant's account become fully vested.

Loans

During 1995, the Plan was amended to include a Participant Loan Program. The provisions of the Participant Loan Program are in compliance with ERISA and Puerto Rico's laws and regulations.

A participant may request a loan from the employees contribution accounts and the employer match contribution account. The loan cannot exceed 50% of the vested balances in said accounts, nor can the loan amount exceed $50,000 less the highest outstanding loan balance in the prior year. The loan terms range from one to five years or up to 10 years for the purchase of dwellings. The loans are secured by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures

Forfeitures are used to reduce the employer's contribution.

NOTE 3- SUMMARY OF ACCOUNTING POLICIES:

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments, other than the GIC's, are stated at fair market value in the financial statements. The Company stock is valued at its quoted market price. Mutual fund investments are valued at fair value, representing the value at which shares of the fund may be purchased or redeemed. The fixed income fund, composed of guaranteed insurance contracts with insurance companies is presented at contract value, which approximates market value.

Payment of Benefits

On termination of service, a participant shall receive a lump-sum amount equal to the value of his or her account. Active participants may also elect hardship and in service withdrawals in accordance with plan provisions.

NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                 Year ended June 30,
                                                                                 ------------------
                                                                              1995               1994
                                                                              ----               ----
Net assets available for benefits per the
  financial statements                                                     $2,052,788          $1,491,900
Amounts allocated to withdrawing participants
                                                                           ----------          ----------

Net assets available for benefits per the Form 5500                        $2,052,788          $1,491,900
                                                                           ==========          ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                              Year ended June 30,
                                                                                              -------------------
                                                                                         1995                    1994
                                                                                         ----                    ----
Benefits paid to participant per the financial
  statements                                                                           $52,386                $71,488
Add: Amounts allocated to withdrawing participants
  at June 30, 1995
Less: Amounts allocated to withdrawing participants
  at June 30, 1994
                                                                                       -------                -------

Benefits paid to participants per the Form 5500                                        $52,386                $71,488
                                                                                       =======                =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.

As of June 30, 1995, there are $25,000 worth of requested and approved loans, which have yet to be disbursed.

NOTE 5 - INVESTMENTS:

The Plan's investments are held in trust by Fleet Bank, National Association Trustee (the "Trustee") under the terms of a Trust Agreement. The following table presents the fair values of those investments that represent 5 percent or more of the Plan's net assets.

                                                                                Year ended June 30,
                                                                                -------------------
                                                                             1995                 1994
                                                                             ----                 ----
Investments at fair value as determined by quoted
  market price:

     Company stock fund -
         Loctite Corporation Common Stock -
             18,497 and 14,942 shares                                    $ 841,614               $ 631,300

Investments at fair value:

     Mutual Funds -
         Fidelity Advisory Services III Equity
         Portfolio Inc. - 19,816 and 11,876 shares                         358,277                 181,590

Investments at contract value:
  Guaranteed Insurance Contracts with:

     New York Life Insurance Company.
         Contract No. GA-06857-2, 5.60%, due 12-31-98                      179,571                 122,412

     Metropolitan Life Insurance Company.
         Contract No. GAC-13342-169, 6.54%, due 10-23-97                   288,949                 271,212

     CNA Insurance Companies Contract No.
         GP 12862-016, 6.6%, due 12-31-97                                  268,234                 251,626
                                                                        ----------              ----------

             Total Investments                                          $1,936,645              $1,458,140
                                                                        ==========              ==========

During June 30, 1995 and 1994, the Plan's investments (including gains and losses on investments bought and sold during the year) appreciated in value by $95,191 and $49,127, respectively as follows:

                                                             Year ended June 30,
                                                             -------------------
                                                         1995                   1994
                                                         ----                   ----
Investments at fair value as
  determined by quoted market price:

    Loctite Corporation Common Stock
      Fund                                              $48,982                $43,656
    Diversified Equity Fund                              46,121                  5,471
    Fidelity Magellan Fund                                  107
    Templeton Foreign Fund                                  (19)
                                                        -------                -------
        Net change in fair value                        $95,191                $49,127
                                                        =======                =======

The following tables summarize the net gain on sales of Loctite Corporation's common stocks during 1995 and 1994:

                                                                             Gain (loss)
Month of        Number of                                                      on sale
  sale         shares sold           Proceeds             Cost                of stock
  ----         -----------           --------             ----                --------

  1995:
  ----
September        111               $  4,824            $  3,934                $   890
October           11                    484                 392                     92
December         109                  4,767               3,814                    953
February         147                  6,640               5,347                  1,293
June              50                  2,440               1,863                    577
                 ---                 ------             -------                  -----

                 428               $ 19,155            $ 15,350                $ 3,805
                 ===               ========            ========                =======

  1994:
  ----

August           269                $ 4,008             $ 3,337                 $  671
August           128                  4,730               4,183                    547
October          159                  5,872               5,417                    455
December          91                  3,351               3,115                    236
February          37                  1,395               1,231                    164
March            141                  5,283               4,705                    578
April            254                  9,545               8,803                    742
April             62                  2,330               2,149                    181
June              25                  1,053                 885                    168
               -----                -------             -------                 ------

               1,166                $37,567             $33,825                 $3,742
               =====                =======             =======                 ======

ERISA requires the use of the revalued cost method for reporting realized and unrealized gains and losses on Form 5500. Under this method, realized gains and losses are calculated as sales proceeds less the current value as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as current value of investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year). Realized and unrealized gains and losses calculated using the current value method for the year ended June 30, 1995 and 1994 and the amounts presented in the financial statements are reconciled as follows:

                                                          1995                                  1994
                                                          ----                                  ----
                                            Financial                                Financial
                                            statements          Form 5500            statements          Form 5500
                                            ----------          ---------            ----------          ---------
Net gain (loss) on investments
  sold                                      $ 3,805              $ 1,071              $ 3,742               (1,542)
Unrealized gain (loss) in fair market
  value of investments                       91,386               94,120               45,385               50,669
                                            -------              -------             --------              -------

Net gain (loss)                             $95,191              $95,191              $49,127              $49,127
                                            =======              =======              =======              =======

NOTE 6 - GUARANTEED INSURANCE CONTRACT:

Participants' contributions to the fixed income fund were invested in four guaranteed insurance contracts: two with Metropolitan Life Insurance Company, one with CNA Insurance Companies and one with New York Life Insurance Company which guaranteed return ranging from 5.6% to 8.0%, maturing from October 23, 1997 to December 28, 1999.

NOTE 8 - INCOME TAXES:

The Plan has been qualified as tax exempt by the Puerto Rico Department of Treasury under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan also qualifies as tax exempt for federal income tax purposes under the provisions of Section 1022 (i) of ERISA.

Under present U.S. and Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant's account is distributed to the participant.

NOTE 9 - FEES AND EXPENSES:

As indicated in the Plan Agreement, the Trustee's fees and all administrative expenses incurred in the management of the Plan are paid by the Company.

NOTE 10 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I

            RETIREMENT AND SAVINGS PLAN OF LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)

      ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 JUNE 30, 1995


                                                   Number of shares
                                                     or Principal
       Identity of Issues                               amount           Cost of assets         Current value
       ------------------                          ----------------      --------------         -------------
FIXED INCOME FUND
Metropolitan Life Insurance Co. -
       Contract No. GIC-13966,
       8.02%, Mat. 12/28/99                             41,633               $  41,633             $  41,633

New York Life Insurance Co. -
       Contract No. GA-06857-2,
       5.60%, Mat. 12/31/98                            179,571                 179,571               179,571

Metropolitan Life Insurance Co. -
       Contract No. GAC-13342-169,
       6.54%, Mat. 10/23/97                            288,949                 288,949               288,949

CNA Insurance Companies -
       Contract No. GP 12862-016,
       6.6%, Mat. 12/31/97                             268,234                 268,234               268,234
                                                                            ----------            ----------

                                                                               778,387               778,387
                                                                            ----------            ----------

LOAN FUND
Loans to participants                                                           28,069                28,069
                                                                            ----------            ----------

COMPANY STOCK FUND
Loctite Corporation -
       Common stock                                     18,497                 673,566               841,614
                                                                            ----------            ----------

MUTUAL FUND

Fidelity Advisor Equity Portfolio Fund                  19,816                 292,189               358,277
Templeton Foreign Fund                                      67                     652                   633
Fidelity Magellan Fund                                      21                   1,665                 1,772
                                                                            ----------            ----------

                                                                               294,506               360,682
                                                                            ----------            ----------

          Total Investments                                                 $1,774,528            $2,008,752
                                                                            ==========            ==========